UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 31, 2022

(Date of earliest event reported)

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1676855
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200

Grand Rapids, Michigan 49546

(Full mailing address of principal executive offices)

(616) 734-6099

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 1. FUNDAMENTAL CHANGE

On January 31, 2022, Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company (“we,” “us,” “our,” or the “Company”), executed a Loan Participation Agreement (the “Participation Agreement”) pursuant to which the Company, as the participating lender, purchased a forty-nine percent (49%) interest (the “Participation Interest”) in a senior secured loan (the “Loan”) issued by Red Oak Capital Fund II, LLC (the “Lead Lender”).  The Loan has an outstanding principal amount of $4,082,166, bears interest at 8.00% and matures on September 30, 2024. The Company purchased the Participation Interest from the Lead Lender for $2,000,261, and the Company’s pro-rata share of the interest due on the Loan is 7.50%.

Pursuant to the Participation Agreement, the participation interests of the Company and Lead Lender shall be ratably concurrent, and neither participation interest shall have priority or preference over the other with respect to the Loan or security thereto.  The Lead Lender shall be responsible for all duties related to the routine administration of the Loan, including the collection of payments due under the Loan and disbursement of the Company’s pro-rata share of such payments.  The Company will be responsible for its pro-rata share of all non-routine costs and expenses incurred by the Lead Lender.  The Lead Lender must obtain the consent of the Company to take certain actions (“Major Decisions”) including, but not limited to, (i) changes to the interest rate, principal or maturity date of the Loan; (ii) releasing the borrower from liability; (iii) modifying or waiving any material provision of the documents related to the Loan; (iv) releasing, substituting or exchanging any portion of the collateral securing the Loan; (v) subordinating the Loan; (vi) increasing or decreasing the Company’s Participation Interest; (vii) waiving any event of default under the Loan; (viii) converting or exchanging the Loan for any other indebtedness or cross-defaulting the Loan with other indebtedness; or (ix) waiving or amending any terms of the Participation Agreement.

The Company and Lead Lender are also subject to buy/sell provisions in the Participation Agreement.  If the Company and Lead Lender cannot agree on a Major Decision, then either party may initiate a buy/sell whereby the initiating party offers to either sell its interest in the Loan or purchase the other lender’s interest in the Loan for a price set by the initiating party.  The responding party must elect to either sell its interest or purchase the other lender’s interest in the Loan for the specified price.  The responding party also has the option to agree with the initiating lender’s position on the Major Decision.

The Participation Agreement includes customary representations, warranties, covenants and terms and conditions for transactions of this type.

The foregoing is a summary of the Participation Agreement and is qualified in its entirety by reference to the complete text of the Participation Agreement, which is filed by the Company as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated by reference into this Item 1.

ITEM 9.   OTHER EVENTS

Exhibits

Exhibit No.	Description of Exhibit

6.1	Loan Participation Agreement, dated as of January 31, 2022, by and between Red Oak Capital Fund II, LLC and Red Oak Capital Intermediate Income Fund, LLC.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Intermediate Income Fund, LLC a Delaware limited liability company

By:	/s/ Jason Anderson
Name:	Jason Anderson
Its:	Chief Financial Officer of the Manager
(Principal Financial Officer and Principal Accounting Officer)
Date:	February 4, 2022

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